Exhibit 99.5

BEZEQ THE ISRAEL TELECOMMUNICATION CORP. LIMITED

SEPARATE FINANCIAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2010

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Bezeq The Israel Telecommunication Corporation Ltd.

Separate Financial Data as at December 31, 2010

Contents

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

To:
The Shareholders of “Bezeq” The Israeli Telecommunication Corp. Limited

Dear Sirs,

Subject: Special auditors’ report on separate financial data according to Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) - 1970

We have audited the separate financial data presented in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) - 1970 of “Bezeq” The Israeli Telecommunication Corp. Limited (hereinafter - the Company) as of December 31, 2010 and 2009 and for each of the three years, the last of which ended on December 31, 2010, which are included in the Company’s periodic report. The separate financial data are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on the separate financial data based on our audits.

We did not audit the financial statements of equity accounted investees the investment in which amounted to NIS 228 million as of December 31 2010, and the Company’s share in their profits amounted to NIS 6 million for the year ended on such date. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the said reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial data.  An audit also includes assessing the accounting principles that were used in preparing the separate financial data and the significant estimates made by the Board of Directors and by Management, as well as evaluating the separate financial data presentation.  We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the abovementioned other auditors, the separate financial data has been prepared, in all material respects, in accordance with Regulation 9C of the Securities Regulations (Periodic and lmmediate Reports) - 1970.

Without qualifying our opinion, we draw attention to the claims made against the Company for which the exposure cannot yet be assessed or calculated, as described in Note 10.

Somekh Chaikin
Certified Public Accountants

March 7, 2011

Bezeq The Israel Telecommunication Corporation Ltd.

Information on Financial Position as at December 31

		2010	2009
	Note	NIS millions	NIS millions

Assets

Cash and cash equivalents	3	198	360
Investments, including derivatives	4A	178	10
Trade receivables		771	845
Other receivables		329	555
Inventory		15	9
Assets classified as held for sale		29	40

Total current assets		1,520	1,819

Investments, including derivatives	4A	96	100
Trade and other receivables		206	102
Property, plant and equipment	6	4,006	* 3,771
Intangible assets		276	193
Investments in investees		6,939	6,566
Deferred tax assets	5	248	383

Total non-current assets		11,771	11,115

Total assets		13,291	12,934

Bezeq The Israel Telecommunication Corporation Ltd.

Statement of Financial Position as at December 31

		2010	2009
	Note	NIS millions	NIS millions

Liabilities

Debentures, loans and borrowings	4C	941	685
Trade payables	4B	306	263
Other payables, including derivatives	4B	569	537
Loans from subsidiaries	4C,9	203	250
Current tax liabilities		229	86
Deferred income		17	19
Provisions	10	230	279
Employee benefits		233	469

Total current liabilities		2,728	2,588

Debentures	4C	2,373	3,166
Bank loans	4C	2,600	383
Employee benefits		259	247
Deferred income and others		4	6

Total non-current liabilities		5,236	3,802

Total liabilities		7,964	6,390

Equity
Share capital		6,213	6,187
Share premium		378	275
Reserves		526	595
Deficit		(1,790)	(513)

Total equity		5,327	6,544

Total equity and liabilities		13,291	12,934

Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: March 7, 2011

*	Retrospective application by restatement, see Note 2C

The attached notes are an integral part of the separate financial information

Bezeq The Israel Telecommunication Corporation Ltd.

Information on Income for the Year ended December 31

		2010	2009	2008
	Note	NIS millions	NIS millions	NIS millions

Revenue	7	5,263	5,303	5,498

Costs and expenses
Depreciation and amortization		690	794	852
Salaries		1,079	1,094	1,202
General and operating expenses	8	1,609	1,690	1,873
Other operating expenses (income), net		(158)	202	96

		3,220	3,780	4,023

Operating profit		2,043	1,523	1,475

Financing expenses
Financing expenses		282	295	361
Financing income		(192)	(310)	(236)

Financing expenses (income), net		90	(15)	125

Profit after finance expenses, net		1,953	1,538	1,350

Share in profits of investees, net		1,017	958	677

Profit before income tax		2,970	2,496	2,027

Income tax	5	527	431	400

Income after taxes on income		2,443	2,065	1,627

Profit from deconsolidation of a subsidiary		-	1,538	-

Profit for the year		2,443	3,603	1,627

The attached notes are an integral part of the separate financial information

Bezeq The Israel Telecommunication Corporation Ltd.

Information on Comprehensive Income for the Year Ended December 31

	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Profit for the year	2,443	3,603	1,627

Items of other comprehensive income

Other comprehensive income (loss) for the year, net of tax	8	(11)	(7)

Other comprehensive income (loss) for the
year, net of tax, in respect of investees	5	-	(3)

Other comprehensive income (loss) for the year, net of tax	13	(11)	(10)

Total comprehensive income for the year	2,456	3,592	1,617

The attached notes are an integral part of the separate financial information

Bezeq The Israel Telecommunication Corporation Ltd.

Information on Cash Flows for the Year Ended December 31

		2010	2009	2008
	Note	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Profit for the year		2,443	3,603	1,627
Adjustments:
Depreciation	6	618	* 715	*716
Amortization of intangible assets		72	79	136
Profit from deconsolidation of a subsidiary		-	(1,538)	-
Share in the (profits) losses of
equity-accounted investees		(1,017)	(958)	(677)
Financing expenses, net		69	(44)	86
Capital gain, net		(171)	(64)	(68)
Share-based payment transactions		26	25	38
Income tax expenses	5	527	431	400

Change in inventory		(6)	1	9
Change in trade and other receivables		29	26	90
Change in trade and other payables	4	55	1	(18)
Change in provisions		(45)	25	(34)
Change in employee benefits		(213)	118	(306)
Expense (income) for derivatives, net		11	-	-

Net cash flows from operating activities for
transactions with investees	9	2	2	16

Net income tax paid		(260)	(202)	(335)

Net cash from operating activities		2,140	2,220	1,680

Cash flows from investing activities
Investment in intangible assets		(156)	(133)	(98)
Proceeds from sale of property, plant and equipment		132	86	144
Change in current investments, net		-	6	319
Purchase of property, plant and equipment	6	(876)	(720)	(518)
Proceeds from disposal of investments and long-term loans		-	46	17
Interest received		8	25	34
Acquisition of a subsidiary from an investee	9	(196)	-	-
Net cash flows from investment activities for
transactions with investees)	9	1,097	578	302

Net cash from (used for) investment activities		9	(112)	200

*	Retrospective application by restatement, see Note 2C

The attached notes are an integral part of the separate financial information

Bezeq The Israel Telecommunication Corporation Ltd.

Information on Cash Flows for the Year Ended December 31 (Contd.)

		2010	2009	2008
	Note	NIS millions	NIS millions	NIS millions

Cash flow from financing activities

Bank loans received	4	2,600	400	-
Repayment of bank loans		(400)	-	-
Repayment of debentures	4	(567)	(556)	(593)
Dividend paid		(3,733)	(1,941)	(1,514)
Interest paid		(196)	(167)	(183)
Net proceeds for derivatives		10	44	52
Proceeds from exercise of options		26	129	-

Net cash from financing activities (used for activities) for transactions with investees	9	(51)	250	-

Net cash used for financing activities		(2,311)	(1,841)	(2,238)

Increase (decrease) in cash and cash equivalents		(162)	267	(358)
Cash and cash equivalents at January 1		360	93	451

Cash and cash equivalents at end of year	3	198	360	93

The attached notes are an integral part of the separate financial information

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 1 – GENERAL

Below is financial information from the Group‘s consolidated financial statements as at December 31, 2010 (“the consolidated statements”), published as part of the periodic reports, attributable to the Company itself (“the separate financial information”), presented according to Article 9C (“the Article”) and the Tenth Addendum to the Securities Regulations (Periodic and Interim Reports), 5730-1970 (“the Tenth Addendum”), in respect of the separate financial information of the corporation.

In this separate financial information -

“The Company”: Bezeq The Israel Telecommunication Corporation Ltd.

“Associate”, "the Group”, “Investee”, “Interested Party”: as defined in the consolidated financial statements of the Group for 2010 (“the consolidated statements”).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES APPLIED IN THE SEPARATE FINANCIAL INFORMATION

The accounting policies set out in the consolidated financial statements have been applied consistently to all periods presented in the separate financial information, including the method for classifying the financial information in the consolidated statements, with the required changes as set out below.

A.	Presentation of financial information

(1)
Information on financial position

This information includes information about the amounts of assets and liabilities in the consolidated statements attributable to the Company itself (other than for investees), with a description of the types of assets and liabilities. The information also includes information about the net amount, based on the consolidated statements, attributable to the shareholders of the Company itself, of the assets less the liabilities, for investees, including goodwill.

(2)
Information on comprehensive income

This information includes information about the amounts of income and expenses in the consolidated statements, with a breakdown of profit or loss and other comprehensive income, attributable to the Company itself (other than for investees), with a description of the types of income and expenses. The information also includes information about the net amount, based on the consolidated statements, attributable to the shareholders of the Company itself, of total income less total expenses for the operating results of investees, including impairment of goodwill, impairment or derecognition of an investment in an associate, and impairment or derecognition of an investment in an equity-accounted jointly-controlled company.

(3)
Information on cash flows

This information includes details about the amounts of cash flows in the consolidated statements attributable to the Company itself (other than for investees), taken from the consolidated statement of cash flows, with a breakdown according to cash flow from operating activities, investment activities and financing, with details of their components. Cash flows for operating activities, investment activities and financing activities for transactions with investees are presented separately in net amounts, under the relevant activity, according to the nature of the transaction.

B.	Transaction between the Company and investees

(1)
Presentation

Reciprocal balances in the Group and income and expenses arising from reciprocal transactions, which were eliminated in the preparation of the consolidated statements, were presented separately from the balance for the investees and the profit for the investees, together with similar balances with third parties.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES APPLIED IN THE SEPARATE FINANCIAL INFORMATION (CONTD.)

B.	Transaction between the Company and investees (contd.)

(2)
Measurement

Transactions between the Company and its subsidiaries were measured according to recognition and measurement principles set out in International Financial Reporting Standards (“IFRS”), which provide accounting guidelines for this type of transaction with a third party.

C.
Changes in accounting policies –Initial implementation of new accounting standards

Leases

As from January 1, 2010, the Company applies the amendment to IAS 17 – Leases: Classification of Leases of Land and Buildings (“the Amendment”). The Amendment eliminates the requirement to classify a lease of land as an operating lease when the title is not expected to pass to the lessee at the end of the lease term.

The Company has land lease agreements with the Israel Land Administration, which are accounted for as operating leases. Subsequent to adoption of the Amendment, the Company classified the lease of the land retrospectively as a finance lease. Accordingly, the land is stated as property, plant and equipment in the information of financial position as at December 31, 2010, in the amount of NIS 125 million.

NOTE 3 – CASH AND CASH EQUIVALENTS

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

In NIS	195	357
Linked to foreign currency	3	3

Total cash and cash equivalents	198	360

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 4 - FINANCIAL INSTRUMENTS

A.	Investments, including derivatives

(1)	Segmentation by investment classification

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Current investments
Current maturities for the loan to a subsidiary	178	-
Derivatives	-	10

	178	10
Non-current investments
Bank deposit for loans to employees	83	83
Investments in mutual funds	3	7
Derivatives	10	10

	96	100

	274	110

(2)	Analysis of projected realization dates

	2011	2012	To be determined	Total
	NIS millions	NIS millions	NIS millions	NIS millions

Current maturities for the loan to a subsidiary	178	-	-	178
Investments in shares and options	-	-	3	3
Deposit for providing loans to employees	-	-	83	83
Derivatives	-	10	-	10

	178	10	86	274

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 4 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Trade and other payables

	December 31, 2010
		Linked	Dollar or
	Unlinked	to the CPI	dollar linked	Total
	NIS millions	NIS millions	NIS millions	NIS millions

Trade payables	282	-	24	306
Other payables	455	104	10	569

	737	104	34	875

	December 31, 2009
		Linked	Dollar or
	Unlinked	to the CPI	dollar linked	Total
	NIS millions	NIS millions	NIS millions	NIS millions

Trade payables	236	-	27	263
Other payables	426	111	-	537

	662	111	27	800

C.	Debentures and loans

(1)	Composition

	December 31, 2010	December 31, 2009
	NIS millions	NIS millions

Current liabilities
Current maturities of debentures	941	668
Current maturities of bank loans	-	17
Loans from investees	203	250

	1,144	935

Non-current liabilities
Debentures	2,373	3,166
Bank loans	2,600	383

	4,973	3,549

	6,117	4,484

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 4 - FINANCIAL INSTRUMENTS (CONTD.)

C.	Debentures and loans (contd.)

(2)	Debt repayment terms and schedule

				December 31, 2010		December 31, 2009
	Currency	Nominal interest rate %	Redemption year	Par value NIS millions	Carrying amount NIS millions	Par value NIS millions	Carrying amount NIS millions
Loans from banks:
Unlinked – variable interest	NIS	Prime + 0.33	2011-2017	1,300	1,300	400	400

Unlinked – fixed interest	NIS	5-5.6	2011-2017	1,300	1,300

Loans from investees
Linked	NIS	4	2011	200	203	250	250

					2,803		650

Debentures issued to the public:
Linked to the CPI	NIS	4.8-5.3	2011-2016	2,687	3,212	2,987	3,510

Debentures issued to financial institutions and others:
Linked to the CPI	NIS	4.8-5.95	2011-2014	81	102	273	324

					3,314		3,834

Total interest-bearing liabilities					6,117		4,484

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 4 - FINANCIAL INSTRUMENTS (CONTD.)

D.	Liquidity risk Below are the contractual repayment dates of financial liabilities, including interest payments.

	December 31, 2010
	Carrying amount	Contractual cash flow	6 months or less	6-12 months	1-2 years	3-5 years	More than five years
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Non-derivative financial liabilities

Trade payables	306	306	306	-	-	-	-
Other payables	569	569	562	7	-	-	-
Loans from subsidiaries	203	203	203	-	-	-	-
Bank loans	2,600	3,122	42	56	265	1,679	1,080
Debentures issued to the public	3,212	3,580	885	-	588	1,617	490
Debentures issued to financial and other institutions	102	88	*88	-	-	-	-

	6,992	7,868	2,086	63	853	3,296	1,570

*	Including debentures of the Company amounting to NIS 77 million, stated in the financial statements as short term due to non-compliance with financial covenants.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 4 - FINANCIAL INSTRUMENTS (CONTD.)

D.	Liquidity risk (contd.)

	December 31, 2009
	Carrying amount	Contractual cash flow	6 months or less	6-12 months	1-2 years	3-5 years	More than five years
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Non-derivative financial liabilities

Trade payables	263	263	263	-	-	-	-
Other payables	537	537	528	9	-	-	-
Loans from subsidiaries	250	250	250	-	-	-	-
Bank loans	400	432	4	24	84	320	-
Debentures issued to the public	3,510	4,011	417	-	959	1,653	982
Debentures issued to financial and other institutions	324	342	*342	-	-	-	-

	5,284	5,835	1,804	33	1,043	1,973	982

*	Including debentures of the Company amounting to NIS 94 million, stated in the financial statements as short term due to non-compliance with financial covenants.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 4 - FINANCIAL INSTRUMENTS (CONTD.)

E.	Currency and CPI risks Company exposure to CPI and foreign currency risks for derivative financial instruments:

December 31, 2010
	Currency/ linkage	Currency/ linkage	Expiration	Par value
	receivable	payable	date	(currency)	Fair value
				Millions	NIS millions

Instruments not used for hedging:
CPI forward contract	CPI	CPI	2011-2012	350	10

December 31, 2009
	Currency/ linkage	Currency/ linkage	Expiration	Par value
	receivable	payable	date	(currency)	Fair value
				Millions	NIS millions

Instruments not used for hedging:
CPI forward contract	CPI	CPI	2010-2012	400	19

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 5 – INCOME TAX

A.	General

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Current tax expense
For the current period	396	301	292
Adjustments for prior years, net	-	(30)	-

	396	271	292

Deferred tax expense
Creation and reversal of temporary differences	131	120	108
Effect of change in tax rates	-	40	-

	131	160	108

Income tax expenses	527	431	400

B.	Deferred tax assets and liabilities recognized Deferred tax assets and liabilities are attributable to the following items:

	December 31
	2010	2009
	NIS millions	NIS millions

Employee benefit plan	245	318
Share-based payments	16	27
Provisions	22	30
Property, plant and equipment	(42)	* -
Others	7	8

	248	383

*           Less than NIS 500,000

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 5 - INCOME TAX (CONTD.)

C.	Changes in temporary differences during the year

	Balance at			Balance at			Balance at
	January 1	Recognized in	Recognized in	December 31	Recognized in	Recognized in	December 31
	2009	profit or loss	equity	2009	profit or loss	equity	2010
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Employee benefits	345	(30)	3	318	(70)	(3)	245
Share-based payments	118	(91)	-	27	(11)	-	16
Provisions	43	(13)	-	30	(8)	-	22
Property, plant and equipment	22	(22)	-	-	(42)	-	(42)
Others	12	(4)	-	8	-	(1)	7

	540	(160)	3	383	(131)	(4)	248

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

	2010	2009*
	NIS millions	NIS millions

Cost or deemed cost

Balance at January 1	16,818	16,961
Additions	885	710
Disposals	(926)	(843)
Transfer to assets held for sale	40	(10)

Balance at December 31	16,817	16,818

Depreciation and loss from impairment of assets

Balance at January 1	13,047	13,142
Depreciation for the year	618	715
Disposals	(884)	(799)
Transfer to assets held for sale	30	(11)

Balance at December 31	12,811	13,047

Carrying amount

At January 1	3,771	3,819

At December 31	4,006	3,771

*           Retrospective application by restatement, see Note 2(I)

NOTE 7 – REVENUE

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Fixed line telephony	3,160	3,333	3,572
Internet - infrastructure	977	863	790
Transmission and data communications	882	851	811
Other services	244	256	325

	5,263	5,303	5,498

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 8 – OPERATING AND GENERAL EXPENSES

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions

Cellular telephone expenses	801	823	894
General expenses	250	266	259
Materials and spare parts	88	80	99
Building maintenance	240	278	293
Services and maintenance by sub-contractors	76	96	113
Vehicle maintenance expenses	101	96	126
Royalties to the State of Israel	31	18	57
Collection fees and sundry	22	33	32

	1,609	1,690	1,873

NOTE 9 - MATERIAL AGREEMENTS AND TRANSACTIONS WITH INVESTEES

List of entities held directly by the Company:

-	Pelephone Communications Ltd. ("Pelephone")

-	Bezeq International Ltd. (“Bezeq International”)

-	Bezeq Online Ltd. (“Bezeq Online”)

-	Bezeq Zahav (Holdings) Ltd. (“Bezeq Zahav”)

-	Stage One Venture Capital Fund (Israel) LP ("Stage One")

-	DBS Satellite Services (1998) Ltd. ("DBS")

-	Walla! Communications Ltd. (“Walla”)

A.	Financial guarantees

(1)
The Company provided a guarantee in favor of banks for credit of up to NIS 70 million provided to Bezeq International: a guarantee of NIS 60 million provided in 1996 and two other guarantees of NIS 10 million in favor of Bezeq Call Communications Ltd., which merged with Bezeq International.

(2)	For information about the guarantees and liens provided by the Company to various entities in respect of DBS, see Note 20 to the consolidated financial statements: Securities, Liens and Guarantees.

B.	Loans Loans from investees

(1)
On October 4, 2009, the Company received a loan of NIS 280 million from Pelephone (according to the framework agreement between the two companies).

The loan was linked to the CPI and bore annual interest at a rate of 4%, repayable by January 4, 2010. At December 31, 2009, the unpaid principal was NIS 180 million, which was subsequently repaid on its due date.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 9 - MATERIAL AGREEMENTS AND TRANSACTIONS WITH INVESTEES (CONTD.)

B.	Loans (contd.) Loans from investees (contd.)

(2)
In 2010, the Company received loans from Pelephone (according to the framework agreement between the two companies). The loans are linked to the CPI, bear annual interest at a rate of 4% and are repayable as follows:

-	A loan of NIS 90 million from May 31, 2010, repayable on January 6, 2011

-	A loan of NIS 110 million from June 15, 2010, repayable on July 06, 2010

-	A loan of NIS 110 million from October 03, 2010, repayable on January 6, 2011

(3)
On October 4, 2009, the Company received a loan of NIS 70 million from Bezeq International (according to the framework agreement between the parties). The loan was linked to the CPI, bore annual interest at a rate of 4%, and was repayable by January 4, 2010. At December 31, 2009, the unpaid principal amounted to NIS 70 million, which was subsequently repaid on its due date.

(4)
In 2004, Bezeq Zahav acquired Debentures (Series 5) of the Company. At December 31, 2010, the par value of the debentures held by Bezeq Zahav amounted to 880,100,000. The debentures are repayable in six equal annual installments in each of the years 2011 to 2016. The annual interest rate for these debentures is 5.3%. The acquisition was made by taking a loan from the Company, at the same terms as those of the debentures.

    Loans to investees

(1)
There is a framework agreement between the Company and Bezeq Online from December 9, 2001. According to the agreement, the Company will provide a short-term loan to Bezeq Online from time to time. The loan bears current interest at the Bank of Israel rate, plus 0.5%. At December 31, 2010, the balance of the loan is NIS 5 million (at December 31, 2009, NIS 10.5 million).

(2)
On March 21, 2010, the Company provided a loan of NIS 45 million to Bezeq International, subject to the terms of the framework loan agreement between the two companies. The loan was linked to the CPI, bore annual interest at a rate of 4% and was repaid in four equal monthly payments (principal and interest), commencing on June 1, 2010. The loan was repaid on its due date.

(3)	For details of the loan provided by the Company to DBS, see Note 13 to the consolidated statements: Investees.

(4)	For details of the loan provided by the Company to Bezeq Zahav in respect of Debentures (Series 5), see section B(3) above.

C.
Service agreements

The Company and its investees, as communications providers, are parties to agreements and arrangements for providing and receiving various communication services, as follows:

Pelephone

Transmission agreement, interconnect arrangements, agreements regulating communication services provided by the two companies jointly, agreements for acquisition of communication equipment and lease agreements (mainly for communication facilities).

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 9 - MATERIAL AGREEMENTS AND TRANSACTIONS WITH INVESTEES (CONTD.)

C.
Service agreements (contd.)

Bezeq International

Transmission agreement, interconnect arrangements, billing agreements, international and domestic communication services, ADSL agreement (for regulating the connection between the Company’s infrastructure and Bezeq International’s servers) agreements regulating communication services provided by the two companies jointly, maintenance of communication equipment, dealer agreements, agreements for acquisition of communication equipment and  lease agreements (mainly for communication facilities).

Bezeq Online

Agreements for maintenance of equipment, voice mail service agreements.

DBS

Dealer agreements and communication equipment maintenance agreements

Walla

Agreement for billing through Walla’s website.

The agreement terms for these services were determined on the basis of standard market rates for these types of services.

D.	Other

In addition to these agreements for the supply of services, Pelephone and Bezeq International have a debt balance for their share in a manager compensation plan (as described in Note 27 to the consolidated financial statements: Share-based Payments). According to this plan, the Company has reached an agreement with Pelephone and Bezeq International according to which, if the options are exercised, the Company will receive from these companies, immediately after exercise, a sum equal to the value of the benefit charged to the employees for tax purposes (“the yield part”).

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 9 - MATERIAL AGREEMENTS AND TRANSACTIONS WITH INVESTEES (CONTD.)

E.	Details of the scope of the transactions and carrying amount in the Company’s financial statements for these transactions (except for loans described in section B above).

	Year ended December 31
	2010	2009	2008
	NIS millions	NIS millions	NIS millions
Transactions

Revenue
Pelephone	160	149	138
Bezeq International	110	103	116
DBS	1	10	64
Others	2	2	1

Total	273	264	319

Expenses
Pelephone	241	233	254
Bezeq International	11	3	17
DBS	5	1	4
Others	6	-	5

Total	263	237	280

	December 31,	December 31,
	2010	2009
	NIS millions	NIS millions
Balance
Pelephone	(14)	(1)
Bezeq International	9	(3)
DBS	47	52
Others	3	(1)

Total	45	47

For further information, see Note 30 to the financial statements, Transactions with Interested and Related Parties.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate financial information as at December 31, 2010

NOTE 9 - SUBSTANTIAL AGREEMENTS AND TRANSACTIONS WITH INVESTEES (CONTD.)

F.	Dividends and investments

(1)	On January 4, 2010, Pelephone paid the Company a dividend of NIS 375 million, in respect of dividends declared in 2009 (of NIS 425 million).

(2)
In 2010, Pelephone declared distribution of a dividend of NIS 625 million, of which NIS 200 million was paid to the Company on May 2, 2010, NIS 210 million on September 3, 2010 and the remaining NIS 215 million was paid on January 6, 2011.

(3)	On January 4, 2010, Bezeq International paid the Company a dividend of NIS 90 million, for the dividend declared in 2009 (in the amount of NIS 210 million).

(4)
In 2010, Bezeq International declared distribution of a dividend of NIS 216 million, of which NIS 196 million was paid to the Company on September 21, 2010 and NIS 20 million was paid on November 30, 2010.

(5)	In December 2010, the Company received its share in the profits of Stage One, amounting to NIS 10 million. On the other hand, the Company provided Stage One with an amount of NIS 8 million.

(6)
On September 21, 2010, after receiving approval from the Antitrust Commissioner, the Company acquired from Bezeq International all the shares of Walla held by Bezeq International, representing 71.76% of the issued and paid up share capital of Walla, for NIS 196 million. For further details, see Note 5 to the consolidated financial statements: Acquisition of Subsidiaries.

For further information about investees, see Note 13 to the consolidated financial statements: Investees.

NOTE 10 – CONTINGENT LIABILITIES

In the course of regular business, legal claims were filed or are pending against the Company (“hereinafter in this section: “legal claims”).

The financial statements of the Company include provisions of NIS 230 million for the claims.

The additional exposure beyond these provisions for the legal claims amounts to NIS 4.1 million.

There are also claims amounting to NIS 259 million, which at this stage cannot be assessed, as well as other claims for which the Company’s additional exposure exceeds the aforesaid, as the exact amount of the claim is not stated in the claim.

In addition, subsequent to the reporting date, customers of the Company filed a number of claims against the Company, amounting to NIS 540 million.

For further information about contingent liabilities, see Note 18 to the consolidated financial statements: Contingent Liabilities.